SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 [d] OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                      to

Commission file number 1-10890

HORACE MANN SUPPLEMENTAL RETIREMENT AND SAVINGS PLAN

(Full title of the Plan)

HORACE MANN EDUCATORS CORPORATION

1 Horace Mann Plaza, Springfield, Illinois 62715

Registrant’s telephone number, including area code:

(217) 789-2500

(Name, Address and Telephone Number of Issuer)

REQUIRED INFORMATION

Financial Statements:

Item 4. In lieu of the requirements of Items 1-3, audited statements and schedule are prepared in accordance with the requirements of ERISA for the Plan’s fiscal years ended December 31, 2008 and 2007, and are presented on pages 3 through 11.

Horace Mann Service Corporation

Supplemental Retirement and Savings Plan

Financial Statements and Supplemental Schedule

Years ended December 31, 2008 and 2007

with Report of Independent Registered Public Accounting Firm

Horace Mann Supplemental

Retirement and Savings Plan

Financial Statements

and Supplemental Schedule

Years ended December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm

Pension Committee and The Board of Directors

Horace Mann Educators Corporation

We have audited the accompanying statements of net assets available for benefits of the Horace Mann Supplemental Retirement and Savings Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our 2008 audit was performed for the purpose of forming an opinion on the 2008 basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the 2008 basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2008 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2008 basic financial statements taken as a whole.

/s/ KPMG LLP

Chicago, Illinois June 29, 2009

Horace Mann Supplemental Retirement and Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007
Assets
Investments:
Group Annuity Contract:
Mutual funds, at fair value	$44,319,053	$75,199,315
Fixed fund, at contract value	48,075,670	42,079,337
Horace Mann Educators Corporation Common Stock, at fair value	4,410,157	5,966,824
Participant loans, at amortized cost	2,972,016	3,060,349
Cash and Accrued Income	647,585	792,988

Total assets	100,424,481	127,098,813

Liabilities
Accrued administrative expenses	134,346	76,023

Net assets available for benefits	$100,290,135	$127,022,790

See accompanying notes to financial statements.

Horace Mann Supplemental Retirement and Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2008 and 2007

	2008	2007
Additions to net assets attributed to:
Investment income:
Net unrealized appreciation (depreciation) of investments	$(27,725,542)	$5,814,386
Net realized depreciation of investments	(2,729,300)	(1,198,880)
Interest	2,220,726	2,103,537
Dividends	129,167	136,432

	(28,104,949)	6,855,475
Contributions:
Employer	3,815,056	3,817,244
Employees	7,563,683	7,846,446

Total additions	(16,726,210)	18,519,165

Deductions from net assets attributed to:
Withdrawals by participants	(9,426,295)	(12,587,398)
Administrative fees	(580,150)	(247,226)

Total deductions	(10,006,445)	(12,834,624)

Net increase (decrease) during year	(26,732,655)	5,684,541

Net assets available for benefits
Beginning of year	127,022,790	121,338,249

End of year	$100,290,135	$127,022,790

See accompanying notes to financial statements.

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

(1) General Plan Information

(a)	Description of the Plan

The Horace Mann Supplemental Retirement and Savings Plan (the Plan) is sponsored by Horace Mann Service Corporation (HMSC) which is a wholly owned subsidiary of Horace Mann Educators Corporation (HMEC). HMSC and HMEC are collectively referred to as the Company. The following brief description of the Plan is provided for general information purposes. Readers should refer to the actual Plan document or the employee summary plan description for additional information.

The Plan is a defined-contribution 401(k) plan covering all employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

(b)	Contributions and Vesting

All employees hired after January 1, 2008, are subject to the Plan’s “auto-enrollment” provision which provides for an automatic 3% deferral of their eligible compensation. However, new hires or other participants can elect to decrease or stop their contributions at any time. Participants can also voluntarily elect to defer up to 20% of their eligible earnings (subject to statutory limits). Contributions are self-directed by the participant to any or all of 22 investment options. If a participant does not designate an investment option, their contributions default to an appropriate Lifecycle Fund based on the participant’s attained age at the time of the deferral. All employee contributions and associated investment results are considered 100% vested.

Currently, the Company contributes 3% of each eligible employee’s compensation to the Plan which is 100% vested at the time of contribution. Based on the current Company contribution level and immediate vesting, the Plan is considered in “safe harbor” and is not subject to discrimination testing requirements. Investment of Company contributions are directed by the participant as described above.

In accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001, eligible compensation for purposes of contributions was limited to $230,000 and $225,000 in 2008 and 2007, respectively.

The total pre-tax contributions by participant were limited to $15,500 in both 2008 and 2007, respectively. The limit will be subject to adjustments to reflect increases in the cost of living pursuant to Section 402(g) of the Internal Revenue Code. Participating employees who reached age 50 or older during the Plan year have the opportunity to make pretax, catch-up contributions subject to federal limits, which were $5,000 in both 2008 and 2007.

(Continued)

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

(c)	Participant Accounts and Benefits

Each participant’s account is credited with the participant’s contribution, the Company’s contribution, an allocation of Plan investment earnings and charged with an allocation of administrative expenses. The benefit to which a given participant is entitled is the benefit that can be provided from that participant’s vested account. A participant subaccount is maintained in each of the investment funds in which a participant chooses to invest. There were 2,922 and 2,532 participants at December 31, 2008 and 2007, respectively.

(d)	Trust Agreement

Except for participant loans, all Plan assets are in a Master Trust held by The Northern Trust Quantitative Advisors, Inc. The Master Trust also includes the specifically identified assets of the HMSC Money Purchase Pension Plan. At December 31, 2008 and 2007, the assets of the Plan represent 41% and 48% of the total assets in the Master Trust. The assets of the Plan are participant-directed investments and are deposited in a Horace Mann Life Insurance Company (HMLIC) Group Annuity Contract in the fixed account and in an individual separate account, (Horace Mann Life Insurance Company 401(K) Separate Account), or HMEC Common Stock.

Three funds were discontinued on December 22, 2008. The remaining shares of the Wilshire VIT Short-Term Investment Fund were transferred to the Wilshire VIT Income Fund, the Wilshire VIT Variable Ins Tr 2010 Moderate Fund was transferred to the Wilshire VIT Variable Ins Tr 2015 Moderate Fund, and the Wilshire VIT Variable Ins Tr 2045 Moderate Fund was transferred to the Wilshire VIT Variable Ins Tr 2035 Moderate Fund.

Five new Wilshire lifecycle funds were added to the trust on October 1, 2007. Lifecycle funds asset allocations are tied to an individual’s age and expected retirement age.

(Continued)

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

The following presents investments held at December 31, 2008 and 2007:

Description of Investment	2008	2007
HMLIC 401(k) Separate Account:
Wilshire VIT Equity Fund-HM Shares*	$6,447,620	$11,914,714
Wilshire VIT Balanced Fund-HM Shares	4,676,118	7,443,688
Fidelity VIP Mid Cap Portfolio	3,962,921	7,187,774
T. Rowe Price Small Cap Value Fund	3,334,189	4,976,306
Wilshire VIT Small Cap Growth Fund- HM Shares	2,859,198	5,663,592
Fidelity VIP Growth Portfolio	2,718,542	4,557,116
Wilshire 5000 Index Portfolio	2,560,095	4,299,230
Fidelity VIP Overseas Portfolio	2,383,835	4,750,689
Wilshire Large Company Growth Portfolio	2,316,489	4,196,775
Wilshire VIT International Equity Fund- HM Shares	2,187,333	4,474,536
Wilshire VIT Socially Responsible Fund- HM Shares	2,063,588	4,266,874
Wilshire VIT Income Fund-HM Shares	1,958,546	1,366,819
T. Rowe Price Small Cap Stock Fund	1,562,721	2,717,488
Wells Fargo Advantage Opportunity Fund	1,211,265	2,067,303
Davis Value Portfolio	1,076,399	1,760,813
Wilshire VIT Variable Ins Tr 2035 Moderate Fund	821,345	278,289
Wilshire VIT Variable Ins Tr 2015 Moderate Fund	606,809	98,611
J.P. Morgan U.S. Large Cap Core Equity Portfolio	558,917	872,444
Wilshire VIT Variable Ins Tr 2025 Moderate Fund	540,491	247,811
Putnam VT Vista Fund	472,632	940,018
Wilshire VIT Short-Term Investment Fund- HM Shares	—	647,893
Wilshire VIT Variable Ins Tr 2010 Moderate Fund	—	255,737
Wilshire VIT Variable Ins Tr 2045 Moderate Fund	—	214,795

Total funds	44,319,053	75,199,315
HMLIC Fixed Account*	48,075,670	42,079,337
Horace Mann Educators Corporation Common Stock	4,410,157	5,966,824

	$96,804,880	$123,245,476

*Represents 5% or more of the Plan’s net assets held at year end.

(Continued)

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

(e)	Transfers, Withdrawals, and Final Distributions

Participants may transfer all or a portion of their account balance between the various investment funds on a daily basis. Participant withdrawals and final distributions (as allowed under the Plan) are permitted on a weekly basis.

(f)	Loans

Participants may borrow a minimum of $1,000 up to a maximum of 50% of their vested account balance but no more than $50,000. The minimum term for a loan is 12 months and the maximum is 60 months (180 months for primary residence loans). Participants may have up to two active loans at one time. A $65 loan administration fee is deducted from the participant’s loan proceeds. Loans totaling $2,972,016 and $3,060,349 from 339 and 346 active participants were outstanding at December 31, 2008 and 2007, respectively. Interest rates charged on loans ranged from 6.00% to 8.25% in 2008 and 5.00% to 9.25% in 2007.

(g)	Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA.

(h)	Forfeited Accounts

Amounts that are forfeited relate to the Company’s pre-January 1, 2002 matching contributions and any investment gains on those amounts and are used to offset the Company’s future contributions, reinstate balances for rehires, and pay expenses. Forfeitures of $0 and $283 were recorded for the years ended December 31, 2008 and 2007, respectively.

(2) Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

(b)	Investment Valuation and Income Recognition

The Plan’s investment balances are carried on the Statements of Net Assets Available for Benefits as follows: Quoted market prices are used to value investments in common stock; shares of mutual funds held by the separate account are valued at the accumulated unit value of shares held by the Plan at year-end; and investments in the fixed fund are carried at contract value. Purchases and sales of securities are recorded on a trade-date basis. Participant loans are carried at amortized cost. Interest income is recorded as earned on an accrual basis. Dividend income is recognized when dividends are declared and paid.

(c)	Net Appreciation of Investments

In the statements of changes in net assets available for benefits, the Plan presents the net appreciation (depreciation) in the carrying amount of its investments which consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments.

(Continued)

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

(d)	Plan Expenses

The Plan pays Plan administrative expenses, consisting primarily of recordkeeping, trustee, audit, and legal fees. All investment fees have been included in the quarterly performance gains or losses reported for individual Plan funds.

(e)	Payment of Benefits

Benefit payments are recorded when paid.

(f)	Use of Estimates

The preparation of the Plan’s financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect (1) the reported amounts of net assets available for benefits at the date of the financial statements and (2) the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(g)	Risks and Uncertainties

The Plan provides for investments in mutual funds and Horace Mann Educator Corporation common stock. Investment securities are exposed to various risks including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants account balances and the amounts reported in the statements of net assets available for benefits.

(3) Investments

HMLIC Group Annuity Contract (Fixed Account and Separate Account)

(a)	Fixed Account

Within the HMLIC Group Annuity Contract plan, participants may invest in a fixed interest rate fund. Plan assets invested in this fixed interest rate fund are guaranteed by HMLIC and, as a result, are presented in the financial statements at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals by participants.

The actual credited interest rate on the group annuity contract was 4.50% for the years ended December 31, 2008 and 2007. The minimum guaranteed annual interest rate per the group annuity contract is 4.50%. The actual credited interest rate may be reset by HMLIC with 30 days advance notice.

(b)	HMLIC 401(K) Separate Account

The investments of the underlying mutual funds are primarily common stocks, U.S. government and corporate bonds, and short-term commercial paper. Investments in the funds are reported at fair value using the accumulated unit value method (AUV).

(Continued)

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Total annual returns for each of the mutual funds were as follows:

	2008	2007
	(Unaudited)
HMLIC 401(k) Separate Account:
Wilshire VIT Equity Fund-HM Shares	(40.42)%	1.80%
Wilshire VIT Balanced Fund-HM Shares	(26.95)	2.60
Fidelity VIP Mid Cap Portfolio	(39.84)	14.90
T. Rowe Price Small Cap Value Fund	(28.99)	(0.70)
Wilshire VIT Small Cap Growth Fund- HM Shares	(46.64)	13.40
Fidelity VIP Growth Portfolio	(47.51)	26.20
Wilshire 5000 Index Portfolio	(37.17)	4.50
Fidelity VIP Overseas Portfolio	(44.16)	16.60
Wilshire Large Company Growth Portfolio	(41.92)	16.30
Wilshire VIT International Equity Fund- HM Shares	(43.90)	8.10
Wilshire VIT Socially Responsible Fund- HM Shares	(40.65)	(3.00)
Wilshire VIT Income Fund-HM Shares	(6.21)	3.80
T. Rowe Price Small Cap Stock Fund	(33.76)	(2.40)
Wells Fargo Advantage Opportunity Fund	(40.30)	6.20
Davis Value Portfolio	(40.54)	4.20
Wilshire VIT Variable Ins Tr 2035 Moderate Fund*	(33.33)	(3.58)
Wilshire VIT Variable Ins Tr 2015 Moderate Fund*	(24.59)	(1.35)
J.P. Morgan U.S. Large Cap Core Equity Portfolio	(34.22)	1.20
Wilshire VIT Variable Ins Tr 2025 Moderate Fund*	(28.42)	(2.30)
Putnam VT Vista Fund	(45.73)	3.40
Wilshire VIT Short-Term Investment Fund- HM Shares	—	4.40
Wilshire VIT Variable Ins Tr 2010 Moderate Fund*	—	(1.48)
Wilshire VIT Variable Ins Tr 2045 Moderate Fund*	—	(4.85)

*2007 Return is for the three months fund was in existence.

(Continued)

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

(c)	Appreciation (Depreciation) of Investments

The Plan’s investments (including realized gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value during 2008 and 2007 as follows:

	2008	2007
Mutual funds	$(27,756,747)	$5,008,358
Common Stock	(2,698,095)	(392,852)

	$(30,454,842)	$4,615,506

(d)	HMEC Common Stock

The Plan’s HMEC Common Stock at December 31, 2008 and 2007 consisted of 479,887 shares and 315,038 shares, respectively, of HMEC common stock, which is traded on the New York Stock Exchange under the symbol HMN. This investment is presented in the financial statements at fair value with a quoted market price at December 31, 2008 and 2007 of $9.19 and $18.94 per share, respectively.

Total annual returns for investments in the HMEC Common Stock were as follows:

Annual Investment Returns
1 Year		Since inception
2008	2007	(November 1991)
(53.84)%	(4.25)%	1.95%

(4) Fair Value of Financial Instruments

The Plan’s financial assets and financial liabilities carried at fair value in the accompanying Statements of Net Assets Available for Benefits have been classified, for disclosure purposes, in accordance with Statement of Financial Accounting Standards No. 157 (FAS 157), Fair Value Measurements. FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

Fair Value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS No. 157 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

(Continued)

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities (both common stocks and preferred stocks) that are traded in an active exchange market, as well as U.S. Treasury securities.

Level 2	Unadjusted observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments. This category generally includes certain U.S. Government and agency mortgage-backed debt securities, non-agency structured securities, corporate debt securities, and preferred stocks.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. This category generally includes certain private debt and equity investments.

As required by SFAS No. 157, when the inputs used to measure fair value fall within different levels of the hierarchy, the level within which fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety. As a result, a Level 3 fair value measurement may include inputs that are observable (Level 1 or Level 2) and unobservable (Level 3). Net transfers in (out) of Level 3 are reported as having occurred at the end of the reporting period in which the transfers were determined.

(Continued)

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008 and 2007.

	Assets at Fair value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
HMEC Common Stock	$4,410,157	$—	$—	$4,410,157
Mutual funds	—	44,319,053	—	44,319,053

Total investments, at fair value	$4,410,157	$44,319,053	$—	$48,729,210

	Assets at Fair value as of December 31, 2007
	Level 1	Level 2	Level 3	Total
HMEC Common Stock	$5,966,824	$—	$—	$5,966,824
Mutual funds	—	75,199,315	—	75,199,315

Total investments, at fair value	$5,966,824	$75,199,315	$—	$81,166,139

(Continued)

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

(5)	Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated August 21, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

(6)	Related Party Transactions

Investment options available to Plan participants include investments in the common stock of the Plan sponsor’s parent, HMEC, and investments in annuity contracts guaranteed by HMLIC, a subsidiary of HMEC.

The Parent provides staffing, building space, and supplies at no cost to the Plan.

(Continued)

Supplemental Schedule

EIN: 37-0972590

Plan: 004

Horace Mann Supplemental Retirement and Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

Number of Shares or Units	Description of Investment	Contract or Fair Value
	HMLIC 401(k) Separate Account:
375,760	Wilshire VIT Equity Fund-HM Shares	$6,447,620
253,522	Wilshire VIT Balanced Fund-HM Shares	4,676,118
140,973	Fidelity VIP Mid Cap Portfolio	3,962,921
86,539	T. Rowe Price Small Cap Value Fund	3,334,189
323,325	Wilshire VIT Small Cap Growth Fund- HM Shares	2,859,198
106,035	Fidelity VIP Growth Portfolio	2,718,542
298,341	Wilshire 5000 Index Portfolio	2,560,095
127,841	Fidelity VIP Overseas Portfolio	2,383,835
89,770	Wilshire Large Company Growth Portfolio	2,316,489
213,039	Wilshire VIT International Equity Fund- HM Shares	2,187,333
160,036	Wilshire VIT Socially Responsible Fund- HM Shares	2,063,588
105,511	Wilshire VIT Income Fund-HM Shares	1,958,546
51,782	T. Rowe Price Small Cap Stock Fund	1,562,721
49,667	Wells Fargo Advantage Opportunity Fund	1,211,265
111,731	Davis Value Portfolio	1,076,399
110,870	Wilshire VIT Variable Ins Tr 2035 Moderate Fund	821,345
72,614	Wilshire VIT Variable Ins Tr 2015 Moderate Fund	606,809
50,566	J.P. Morgan U.S. Large Cap Core Equity Portfolio	558,917
67,964	Wilshire VIT Variable Ins Tr 2025 Moderate Fund	540,491
49,491	Putnam VT Vista Fund	472,632

	Total funds	44,319,053
N/A	HMLIC Fixed Account*	48,075,670
479,887	Horace Mann Educators Corporation Common Stock*	4,410,157
	Participant loans (494 loans, interest rates ranging from 6.00% to 8.25%, maturing January 15, 2009 to October 31, 2023)	2,972,016

		$99,776,896

*Represents a party-in-interest.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension Plan Committee of the Horace Mann Supplemental Retirement and Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date 29 June 2009	HORACE MANN SUPPLEMENTAL RETIREMENT AND SAVINGS PLAN

/s/ Bret A. Conklin
Bret A. Conklin
Senior Vice President and Controller

EXHIBIT

23.	Consent of Independent Registered Public Accounting Firm